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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response . . . . . . . . . . 2.50
FORM 12b-25	SEC FILE NUMBER
NOTIFICATION OF LATE FILING	CUSIP NUMBER

(Check one): [X] Form 10-K [ ] Form 20-F [ ] Form 10-Q [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: December 28, 2004
[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR
For the Transition Period Ended: ________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

THE CHEESECAKE FACTORY INCORPORATED
Full Name of Registrant

Former Name if Applicable

26950 AGOURA ROAD
Address of Principal Executive Office (Street and Number)

CALABASAS HILLS, CA 91301
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

        The annual report on Form 10-K of The Cheesecake Factory Incorporated (the “Company”) for the period ended December 28, 2004 could not be filed with the Securities and Exchange Commission within the prescribed time period for the reason described below:

        Company management and the Audit Committee of the Company’s Board of Directors, after discussions with the Company’s independent registered public accounting firm, PricewaterhouseCoopers LLP, determined the need to adjust its accounting for leases in order to conform with generally accepted accounting principles.

        The Company leases all of its locations under operating lease agreements with terms of approximately 20 years. Most of these agreements require the Company to pay a minimum base rent plus a contingent rent based on a percentage of restaurant sales to the extent this amount exceeds the minimum base rent. The lease agreements also generally include scheduled increases in the minimum base rent.

        In prior periods, the Company’s policy was to record as rent expense the greater of the minimum rent, as adjusted for scheduled increases over the lease term, or the contingent rent based on a percentage of sales. As the Company’s restaurants have consistently operated at very high volumes, contingent rent was in excess of such minimum rent. Consequently, with respect to all leases requiring contingent rent payment, the Company’s accounting for rent expense reflected the contingent rent amount. The Company has determined that it should have recorded the straight-lined minimum rent over the lease term plus contingent rent to the extent it exceeded minimum rent per the lease agreement. Total rent expense over the term of the lease will not change as a result of this correction in accounting treatment. However, this adjustment will increase rent expense in the first half of the lease term and likewise decrease rent expense in the second half of the lease term. As 83 of the Company’s 93 locations are less than half way through their lease terms, the Company currently expects, based on its review to date, that this adjustment will result in a decrease in previously reported net income. The Company has not yet determined the amount of any such adjustments or its impact on net income per share.

        In addition, the Company is continuing to review its accounting treatment for its involvement during the construction period for certain leased properties and for construction allowances and other lease incentives. Results of this review could require additional adjustments to the Company’s financial statements for the current and prior periods, but would have no effect on cash balances previously reported.

        The Company is working diligently to complete its review of its accounting for leases and to quantify the impact of the necessary adjustments. This review is not complete but will result in a restatement of previously issued financial statements.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

MICHAEL J. DIXON	818	871-3000
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).      Yes [X]   No [   ]

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [X] No [ ]
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        Prior to completing the review of all existing leases, most of which were entered into prior to the start of fiscal year 2004, and the accounting treatment of these leases, as described in Part III, the Company is unable to estimate reasonably the anticipated change in results of operations from the fiscal year ended December 30, 2003.

        This notification of late filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and that undue reliance should not be placed on such statements. Forward-looking statements speak only as of the dates on which they were made. The adjustments described above are subject to change based upon completion of the review by the Company and its independent registered public accounting firm. The Company undertakes no obligation to update publicly or revise any forward-looking statements or to make any other forward-looking statements, whether as a result of new information, future events or otherwise unless required to do so by the securities laws. Investors are referred to the full discussion of risks and uncertainties associated with forward-looking statements contained in the Company’s filings with the Securities and Exchange Commission.

THE CHEESECAKE FACTORY INCORPORATED (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date MARCH 15, 2005	By /s/ MICHAEL J. DIXON
MICHAEL J. DIXON, C.F.O.

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).
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